UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated August 23, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, August 23, 2023 Comisión Nacional de Valores

Re.: Report of Notice of Complaint in the case:

“ASOCIACIÓN DE DEFENSA DEL ASEGURADO CONSUMIDORES Y USUARIOS-ADACU- ASOCIACIÓN CIVIL c/TELECOM AGENTINA S.A. y OTRO s/Ordinario”-

Docket No. 003062/2023

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (the “Company”), in order to inform you that yesterday the Company was notified of a complaint filed by ASOCIACION DE DEFENSA DEL ASEGURADO CONSUMIDORES Y USUARIOS-ADACU- ASOCIACIÓN CIVIL (“ADACU”) in the proceedings indicated in the reference before the National Lower Court hearing Commercial Matters No. 26, Secretariat 51.

The action brought by ADACU petitions the court to rule the reimbursement to users who paid for plans or packs that included paid TV service (individually or among other services) from December 1 2017 until July 31 2011 in the relevant area of Buenos Aires City, municipalities in the Buenos Aires Metropolitan Area (AMBA), City of Rosario and City of Córdoba, of sums equivalent to 1.21% and 2% of all the concepts paid by said users in the relevant area during the aforementioned period, as compensatory damages and punitive damages respectively, plus interests, due to price fixation in the scope of anti-competitive conduct.

It is also petitioned that Arte Radiotelevisivo Argentino S.A. be held jointly and severally liable.

The Company, with the assistance of its legal counsel, will defend its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 23, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations